Exhibit 99.1

Date:	April 16, 2026
News Release:	26-12
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Results of Nussir Project Feasibility Study

Strong Economic Results, Including Average Annual Free Cash Flow of $77M using Consensus Prices

TORONTO, Ontario – April 16, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce the completion of a feasibility study (“Feasibility Study” or “FS”) for its Nussir project (“Project”), located in northern Norway. The Feasibility Study results are supported by an independent technical report (the "Technical Report") prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which is expected to be filed on SEDAR+ at www.sedarplus.ca within 45 days. The Feasibility Study was commissioned by Blue Moon and carried out by Worley Europe Limited with an effective date of April 14, 2026. The Feasibility Study provides an update to certain previously prepared studies on the Project, including a 2023 study of feasibility prepared in accordance with the Joint Ore Reserves Committee Code (JORC), and the technical report titled “Report 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway”, dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM. This Feasibility Study considers only the underground resource estimate in the Nussir deposit and not the Ulveryggen deposit. All financial figures herein are presented in United States dollars.

The Company believes the results of the Feasibility Study confirm the Project's potential as a robust, long-life asset with strong economics, including base case average annual free cash flow of $77 million (and approximately $125 million at spot prices on March 4th, 2026). The FS outlines a 13-year mine life, while the deposit remains open to the west and at depth, providing significant upside potential for future resource growth and mine life extension. The opportunities section as outlined below, shows the economics of adding 5 years to the mine life utilizing 50% of the inferred resources adds 52% to the base case consensus pricing after-tax NPV 8%. The Feasibility Study provides strong support to allow Blue Moon to make a final investment decision and it confirms the timeline to hot commissioning of the process plant is Q3 2027.

Highlights:

•      Total measured and indicated resource for Project is 28.72 Mt at 1.20% CuEq grade (see notes in Table 2).

•      Total proven and probable reserve estimate is 24.98 Mt at 0.99% CuEq grade (see notes Table 3).

•      Life of mine is 13 years with nominal mill throughput of 6,000 tonnes per day.

•      Life of Mine (LOM) average annual production of 19 kt of CuEq including an average of 3,600 ounces of gold and 546,000 ounces of silver in the consensus price scenario.

•      LOM total cash costs (net of by-products) of $0.95 per pound of copper and all-in sustaining costs of $2.05 per pound of copper resulting in an all-in sustaining cost cashflow margin of 43% utilizing consensus pricing.

•      After-tax Net Present Value of $235 million (8% discount rate) at a long-term copper price of $4.78 per pound, gold price of $3,515 per ounce and silver price of $45.26 per ounce. At consensus pricing the payable metal mix breakdown is 77% copper, 6% gold and 13% silver.

•      After-tax Internal Rate of Return of 19% for the 13 year mine life and consensus pricing and 31% at spot pricing.

      •      Initial capital expenditures of $184 million.

Additionally, the Company has advanced the basic engineering for the Project and has placed purchase orders for the long lead equipment required for the process plant (SAG mill, Ball Mill and thickeners). The Company has also purchased the main power transformer for the project to de-risk Project execution schedule. So far, approximately $46.7 million has been spent by Blue Moon on the Project; the decline advance is 1,548 meters as of April 15, 2026, and is expected to be in proximity to the target mineralized material in mid-2026.

The FS was completed by Worley Europe Limited (“Worley”) with inputs from technical studies completed by other specialist consultants. The FS represents a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined Mineral Reserves is economically viable and can support a positive production decision by the Company.

Table 1: Project Economics and Key Parameters
Commodity Pricing	Units	Consensus(1)	Spot(2)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	13	13
LOM Cu Production	kt	185	185
LOM CuEq Production	kt	241	261
LOM Average Cu Production(3)	ktpa	14.6	14.6
LOM Average CuEq Production(3)	ktpa	19.0	19.6
Average annual free cash flow(3)	US$m	$77.2	$125
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$495	$495
LOM C1 Cash Cost (net of by-products)	US$/lb	$0.95	$0.03
LOM ASIC (net of by-product credits)	US$/lb	$2.05	$1.14
Post-tax NPV (0%)	US$m	$708	$1,322
Post-tax NPV (8%)	US$m	$235	$559
IRR	%	19.0	31.2

(1) Consensus pricing assumes: 2028 $5.22/lb Cu, $4,207/oz Au, $61.15/oz Ag; 2029 $5.23/lb Cu, $3,971/oz Au, $55.07/oz Ag; LT $4.78 Cu, $3,515/oz Au, $45.26/oz Ag.

(2) Spot prices are based on March 4th, 2026: $5.84/lb Cu, $5,171/oz Au, $84.61/oz Ag

(3) The average values are based on average of the years with full production

Christian Kargl-Simard, CEO of Blue Moon states, “The completion of this Feasibility Study update marks yet another significant milestone for our Nussir project and re-affirms the strength and value of this asset and resource. Through our ongoing exploration efforts at Nussir, including 200 m step out holes at over 1 km depth, we believe this will be a generational copper mine, so we believe these results are just the beginning. In addition, due to the strong free cashflow generation of this asset and the equity spent on the Nussir Project to date, there is significant financing flexibility on the types of sources for the remaining capital costs.”

MINERAL RESOURCES ESTIMATE (“MRE”)

The Mineral Resources used as the basis for the FS study are summarized below.

Table 2: Mineral Resource Statement January 20, 2025 (amended and restated September 12, 2025)
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Measured	2.69	1.08	0.18	12.8	1.31
Indicated	26.03	1.01	0.11	12.3	1.19
Measured & Indicated	28.72	1.02	0.12	12.3	1.20
Inferred	31.99	1.01	0.14	14.6	1.23

Notes:

1.      CIM 2014 Definitions Standards were followed for classification of Mineral Resources.

2.      A minimum mining width of 2.0 m was applied in making the resource estimate constraint wireframes. These wireframes were generated using a preliminary MSO.

3.      Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.      MRE constraint wireframes were generated for a cut-off grade of 0.30% Cu, related to potential underground mining.

5.      Metal prices assumed for this MRE were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which are consistent with long-term consensus metal pricing.

6.      CuEq Grade=Cu Grade+0.00781*Ag_Grade+0.740*Au Grade

7.      Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical test work completed in 2022.

8.      The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore.

9.      Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

10.   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. CIM Definition Standards were followed for classification of Mineral Resources.

11.   Mineral Resources shown are inclusive of Mineral Reserves.

12.   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

MINERAL RESERVES ESTIMATE

The tonnage, grades, and classification of the Total Mineral Reserves captured within the FS Mine Plan are summarized below.

Table 3: Mineral Reserves
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Proven	2.64	0.80	0.13	10.15	1.01
Probable	22.34	0.81	0.09	10.36	0.99
Proven & Probable	24.98	0.81	0.09	10.34	0.99

Notes:

1.      Above Reserves estimate follows CIM (2019) MRMR Best Practice Guidelines including CIM Definition Standards for classification.

2.      Mining methodology is long hole open stope with minimum mining width of 3 m and mining recovery of 95% applied.

3.      Dilution applied to stopes using ELOS method correlated with geotechnical conditions.

4.      Reserves are based on copper price of $9,034 per tonne, gold price of $2,487/oz and silver price of $26.58/oz.

5.      In-Situ NSR Cut off is $35.43/t with an incremental cut-off value of $21.03/t.

6.      Copper recovery is 96%, gold is 84% and silver is 95%.

7.      Concentrate treatment cost is $75 per dry metric tonne.

8.      Refining costs are $0.075/lb for copper, $5.00/oz for gold and $0.45 /oz for silver.

9.      Freight is $54.50 per wet metric tonne and zero emission premium of $2.50 per wet metric tonne.

10.   Numbers presented in this table may not add up to the totals provided due to rounding.

MINING AND PROCESSING

The mining method used for the FS is Long Hole Open Stoping (LHOS) method with ribs and sill pillars to consistently sustain the production and mill throughput design rate. Required infrastructure to support the mine operation have been included in the design, including materials handling equipment. Trucking and mobile equipment have been optimized in the mine design along with implementation of conveyors for both crushed ore and waste.

Figure 1: Long Section of Mine Design at Nussir

Underground mobile crushers are utilized followed by a grinding circuit including a semi-autogenous grinding (SAG) mill and a ball mill located on surface prior to flotation. The flotation concentrate is filtered using a plate and frame pressure filter and stored in a storage warehouse prior to shipping through the existing and operational port and ship loaders. The mine and process facility will be powered by an existing 132 kV power line. Fresh water requirements for the process plant and the mine will be provided from an existing water dam using an existing buried pipeline. A water treatment plant has been included to treat the underground mine water to a quality suitable for reuse within the processing plant, thereby reducing demand for freshwater abstraction from the water reservoir and to treat the excess mine water to a quality suitable for controlled discharge during upset conditions (e.g. processing plant shutdowns or maintenance), in accordance with applicable Norwegian and EU environmental standards.

Figure 2: Life of Mine Production

ENVIRONMENTAL AND PERMITTING

The primary permits required for mining projects in Norway have been obtained. These permits include an Extraction Permit for state-owned minerals (under the Minerals Act 2009), an approved Zoning Plan revision of the municipal land use plan to include the proposed mining area (under the Planning and Building Act), a Discharge Permit (under the Pollution Control Act) and an Operating License (under the Minerals Act). The Project has also obtained certain secondary approvals, including an approved Mine Waste Management Plan for the exploration decline development and a Baseline Marine Monitoring Plan that allows for further marine baseline studies in Repparfjord. Additional secondary permits are in progress and are proceeding in the normal course.

PROJECT TIMELINE

A project execution plan and target schedule have been developed as part of the Feasibility Study to outline the durations and key activities for achieving commercial production at the Project. The Project schedule defined the construction completion of October 2027, hot commissioning starting August 2027 and start of production December 2027.

Table 4: Project Timeline
Milestone	Target Date
EPC Contract Award	May 2026
First Concrete Pour Mill Building	July 2026
Mechanical Completion	October 2027
Start of No-Load Commissioning	March 2027
Start of System Handover to Operation	April 2027
Start of Production and Ramp-up	December 2027
Final Certification	March 2028

ECONOMIC IMPACT

The Company expects the Project to generate significant economic benefits at both the local and national levels. At peak construction, the Company expects to employ, directly or indirectly, approximately 200 personnel, and approximately 100 personnel during commercial production operations, with indirect employment estimated at two to three times these levels through supporting industries and services.

The Company is implementing strategies to maximize the number of long-term employees residing locally, which is expected to provide a sustained boost to the regional economy and support the creation of additional long-term indirect employment associated with population growth.

Based on the assumptions used in the Feasibility Study and applying current Norwegian fiscal regimes, the Project is expected to generate substantial government revenues over its life. Using long-term consensus commodity prices, life-of-mine Norwegian government royalties are estimated at approximately $18 million, with corporate taxes of approximately $275 million, for total government revenues of approximately $293 million.

At spot commodity prices, life-of-mine Norwegian government royalties are estimated at approximately $25 million, with corporate taxes increasing to approximately $365 million, for total government revenues of approximately $390 million over the life of the Project.

Opportunity Case

The FS reserve estimate excludes inferred material from the resource estimate. The potential conversion of this inferred material supports the opportunity case and showcases the potential of the life of mine extension to 17 years, considering the same production throughput.

Table 5: Opportunity Case(1) Economics and Key Parameters
Commodity Pricing	Units	Consensus(2)	Spot(3)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	17	17
LOM Cu Production	kt	294	294
LOM CuEq Production	kt	386	420
LOM Average Cu Production(4)	ktpa	16.0	16.0
LOM Average CuEq Production(4)	ktpa	20.9	22.8
Average annual free cash flow(4)	US$m	$82.3	$137
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$741	$741
LOM C1 Cash Cost (net of by-products)	US$/lb	$0.75	$0.23
LOM ASIC (net of by-product credits)	US$/lb	$1.83	$0.85
Post-tax NPV (0%)	US$m	$1,332	$2,350
Post-tax NPV (8%)	US$m	$358	$784
IRR	%	19.6	31.1

(1) Opportunity case includes additional inferred resources (using 50% conversion rate) that are considered too speculative geologically to have been categorized as reserves.

(2) Consensus pricing assumes: 2028 $5.22/lb Cu, $4,207/oz Au, $61.15/oz Ag, 2029 $5.23/lb Cu, $3,971/oz Au, $55.07/oz Ag, LT $4.78 Cu, $3,515/oz Au, $45.26/oz Ag.

(3) Spot prices are based on March 3rd, 2026: $5.84/lb Cu, $5,171/oz Au, $84.61/oz Ag

                        (4) The average values are based on average of the years with full production

QUALIFIED PERSONS

The FS was prepared by both Worley Europe Limited (“Worley”) Qualified Persons (QP’s) (as defined under NI 43-101), and Mr. Adam Wheeler. Worley’s Qualified Persons and Mr. Adam Wheeler are independent of Blue Moon Metals and have reviewed and approved this news release. Chris Hughes-Narborough, Martin Prior, Roy R. Levesque, Susan Abell and Lumin Ma were engaged by Worley and are independent of the Company. The affiliation and areas of responsibility for each Qualified Person involved in preparing the FS, upon which the technical report will be based, are provided below.

  Chris Hughes-Narborough (Worley QP), Institute of Materials, Minerals and Mining (IMMM) – Chapters 13 and 17
     Martin Prior (Worley QP), Fellow (FSAIMM), ECSA – Chapters 1-5, 18, 19, 21,22, 24, 25, 26, and 27
     Roy R. Levesque (Worley QP), P.Eng. – Chapters 15 and 16
     Lumin Ma (Worley QP), Ph.D, P.Eng – Sections 1.8, 16.3, 26.4, and Chapter 27
  Adam Wheeler (independent contractor), Mining Consultant, C. Eng, Eur Ing, FIMMM, Exploration, geological setting, deposit – Chapters 6-12, 14, and 23
  Susan Abell (Worley QP), Professional Scientist registered with the South African Council for Natural Scientific Professions – Chapter 20

The technical and scientific information of this news release has also been reviewed and approved by Mr. Reza Ehsani, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, and the Apex gallium, germanium, copper, and silver project in United Staes. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper, tungsten, gallium, and germanium are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING ESTIMATES OF MINERAL RESOURCES

This news release uses the terms measured, indicated and inferred Mineral Resources as a relative measure of the level of confidence in the Mineral Resource estimate. Readers are cautioned that Mineral Resources are not Mineral Reserves and that the economic viability of resources that are not Mineral Reserves has not been demonstrated. The Mineral Resource estimate referenced in the Technical Report and summarized in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral Resources in the Technical Report are reported using the 2014 CIM Definition Standards and were estimated in accordance with the CIM 2019 Best Practices Guidelines, as required by NI 43-101. Under NI 43-101, estimates of inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated Mineral Resources will lead to Mineral Reserves that can be mined economically.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking information included in this news release includes, without limitation, statements with respect to the Company's expectations in connection with the production, development and expansion plans at the Project being met; the Company's expectations relating to the performance of the Project; the estimation of Mineral Reserves and Mineral Resources; the timing and amount of estimated future production; the estimation of the LOM of the Project; the timing and amount of estimated future capital and operating costs; the costs and timing of development activities (including the estimated timing of achieving the development milestones set out above); the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits; the Company's community relations in the locations where it operates and the further development of the Company's social responsibility programs; and the Company's outlook and guidance.

Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the Feasibility Study (including, but not limited to, the Mineral Resources, Mineral Reserves, production profile, mine design and project economics); the ability and timing of the Company to publish and file the Technical Report; the Company being construction and operation ready and the timing for the commencement of construction activities; the ability and timing of the Company to reach a formal positive final investment decision in respect of the Project; the ability and timing of the Company to secure a project financing package to fund construction activities at the Project and the terms of such financing; the impact and potential of the Project on shareholders, the surrounding community and other stakeholders; the ability to successfully engage and collaborate with stakeholders; the ability to engage with and manage the activity of those groups opposed to the development the Project; sustainability and environmental impacts of operations at the Project; Mineral Resource category conversion; the timing and status of any additional required permits or amendments thereto, or other regulatory approval requirements; the future development and operations at the Project; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for the Project to reach commercial production (if at all); the expected cash flow (and underlying assumptions) in respect of the Project; the results (if any) of further exploration work to define and expand Mineral Resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand Mineral Resources beyond current Mineral Resource estimates and to convert some or all of these Mineral Resources to higher categories of Mineral Resources or to Mineral Reserves; the ability for the Company to expand throughput or increase production at the Project; the ability of the Company to discover additional deposits within the Project area; the ability of the Company to complete its development objectives for the Project in the timing contemplated and within expected costs (if at all); the ability to adapt to changes in gold, silver, copper and other commodity prices, estimates of costs, including the cost and availability of energy resources required to develop and operate the Project given the disruptions to regular traffic flow through the Strait of Hormuz, estimates of planned development expenditures; the ability of the Company to obtain further capital on reasonable terms (if at all); the profitability (if at all) of the Company's operations; the availability of additional optimization opportunities at the Project and the impact thereof on project economics; as well as other considerations that are believed to be appropriate in the circumstances. Material assumptions also include, assumptions and qualifications underlying the Feasibility Study, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drill results and chip sampling, face sampling results, and geophysics) to accurately predict mineralization; budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, the ability to engage with and manage the activities of those groups opposed to the development of the Project, results of further exploration work to define or expand any Mineral Resources, gold, silver and/or copper prices, the costs required to advance the Project to construction, the results of Feasibility Study as an indicator of quality and robustness of the Project, as well as other considerations that are believed to be appropriate in the circumstances.

The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated development of the Project; counterparty, credit, liquidity and risks related to the Company’s ability to service its debt obligations; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; risks relating to the development, construction and start-up of new mines and mining activities, including but not limited to health, safety and environmental risks and hazards to which the Company’s operations are subject, adverse environmental and climatic conditions, unusual and unexpected geologic conditions, equipment failures, the availability and performance of contractors and suppliers, and cost overruns; the global economic climate (including with respect to the cost and availability of energy resources required to develop and operate the Project given the disruptions to regular traffic flow through the Strait of Hormuz); title disputes or claims; the disruption of development or operating activities by groups opposed to the development of the Project; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the mining industry; increases in costs of production, such as fuel, steel, power, labour and other consumables; metal and commodity prices; fluctuations in the currency markets (including the United States Dollar, Canadian Dollar and Norwegian Krone exchange rates); the Company’s dependence on key management personnel and executives; dilution; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024, which have been filed on SEDAR+ (www.sedarplus.ca) under Blue Moon's issuer profile, for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.